United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: U.S. Bancorp

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As part of a coalition of investors and financial professionals, serving thousands of clients and managing/advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote YES on Proposal Item No. 4 - Report on Risks of Politicized De-banking, sponsored by Ridgeline Research LLC/American Conservative Values ETF.

Financial institutions control access to the marketplace. On account of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating against customers. No American should be denied access to basic financial services because of their religious or political views.

We are concerned with the rising trend of financial institutions politicizing their services, whether through vague and subjective policies such as "reputational risk" or "hate speech" or through collusion with federal law enforcement to profile conservative and religious Americans as domestic terrorist threats. Notable examples include Indigenous Advance (an organization aiding orphans and widows in Uganda), Nigel Farage (former Brexit leader), National Committee for Religious Freedom (led by Ambassador Sam Brownback), and Signature Bank's closure of former President Donald Trump's accounts, alongside similar actions against his family members.1 Additionally, U.S. Bancorp has been in the news for canceling the account of the Constitution Party of Idaho. For further insight, see this interview conducted by Inspire Investing with Tony Ullrich, Chair of the Constitution Party, where Mr. Ullrich shares his experience of being de-banked by U.S. Bank.

https://hubs.ly/Q03f-SYt0

JPMorgan Chase has also faced scrutiny for closing the account of the National Committee for Religious Freedom without explanation, only reinstating it after public outcry and congressional inquiry. In response to these concerns, JPMorgan Chase recently agreed to provide prompt notice

1 https://www.nbcnews.com/business/business-news/trump-s-top-bankers-deutsche-banks-signature-cut-future-ties-n1253895 of any changes to its code of conduct related to "religion, religious affiliation, religious views, political opinions, speech, or affiliations" for three years, underscoring the growing scrutiny on financial institutions' actions.2 Testimony before Congress in March 2024 further revealed that federal law enforcement has collaborated with many of the nation's largest financial institutions to target mainstream conservative and religious organizations based on their views.3 This activity poses an existential threat to free speech and religious liberty.

Numerous state attorneys general, financial officers, and agriculture commissioners have warned major financial institutions about their conduct. Democrats and Republican Congress members are investigating. The Supreme Court recently and unanimously sided with the NRA and ACLU to condemn any government officials who would coerce financial institutions to deny service to their political opponents.

Many states have also passed laws protecting state pension funds and contracts from politicized finance. Idaho Governor Brad Little recently signed the Transparency in Financial Services Act into law, aiming to curb financial institutions' ability to deny services based on religion, politics, or other protected attributes.4 Idaho joins a growing number of states, including Florida, Tennessee, and Texas, that have enacted similar measures to combat politicized de-banking.5 At the federal level, even Senator Elizabeth Warren has expressed willingness to collaborate with Republican Senator Tim Scott and President Trump to tackle de-banking concerns, signaling a rare bipartisan push.6

Beyond these civil liberties concerns, de-banking and corporate political activism present serious legal, regulatory, and financial risks to companies. The Proposal would benefit both the company and shareholders by identifying these risks that have already caused significant harm to other firms. For instance, Bowyer Research, on behalf of Alliance Defending Freedom, has demonstrated how de-banking, or even its perception, has triggered substantial regulatory and political backlash, heightened government oversight, and raised legal questions.7 In a recent white paper, Corporate Political Activism and Shareholder Value, Bowyer Research analyzed corporate performance data—examining brand erosion, stock performance, risk, and risk-adjusted return—and concluded that corporate politicking on divisive social issues "at the very least raises legitimate financial concerns" for investors.8

2 https://adfmedia.org/wp-content/uploads/2025/03/chaseagreementsigned.pdf

3 https://judiciary.house.gov/media/press-releases/federal-government-flagged-transactions-using-terms-maga-and-trump-financial

4 https://adfmedia.org/press-release/idaho-governor-signs-adf-model-bill-to-protect-against-viewpoint-based-debanking-at-large-financial-institutions/

5 https://www.gtlaw.com/en/insights/2025/1/us-fair-access-and-antidebanking-laws-what-to-expect-during-the-new-administration

6 https://www.banking.senate.gov/newsroom/minority/at-senate-banking-hearing-warren-calls-on-president-trump-to-work-with-cfpb-to-protect-americans-against-debanking

7 https://adflegal.org/press-release/debanking-to-the-dustbin-jpmorgan-chase-enacts-major-policy-change-to-prevent-future-discrimination/

8 https://finance.townhall.com/columnists/jerrybowyer/2021/04/14/the-cost-of-corporate-wokeism-n2587890

When companies engage in this kind of discrimination, they hinder Americans' access to the marketplace and instead become de facto regulators and censors. This undermines our country's fundamental freedoms and is an affront to public trust.

Considering these escalating risks and developments, we call on financial organizations, including U.S. Bancorp, to provide greater transparency and disclosure to shareholders. For these reasons, we strongly urge shareholders to vote YES on Proposal Item No. 4 to ensure U.S. Bancorp upholds its commitment to fair and equal access to financial services and protects against the risks associated with politicized de-banking.

Sincerely,

The Undersigned

Robert Netzly CEO Inspire Investing	Bill Flaig CEO American Conservative Values ETF	OJ Oleka CEO State Financial Officers Foundation
Jerry Bowyer CEO Bowyer Research	Jeffrey Presley President Mountain PEAK Wealth Advisors	Aaron Moon President Inspire Advisors
Tom Strobhar President Strobhar Financial	Daniel Wallick Managing Partner/CIO Wallick Investments LLC	Nelson Negron President Provident Oak Financial, LLC
Matthew Mohlman President Monument Advisers	Brent Jackson Owner, President Harvest Financial	Carlton Graves President Graves & Associates, Ltd.
Joseph James Vice President Greater Texas Financial Solutions	Aaron Witten Managing Member Witten Financial Services, LLC	Craig Anderson Owner Family Focused Finacial
Terrence Rocks Founder/Advisor Teleios Financial Partners	Michael Gauthier CEO Strategic Income Group	Chris Maclellan Chairman Maclellan FDN Inc.
Mack Conley Financial Advisor Genesis Investments	Matthew Daugavietis Wealth Advisor Inspire Advisors	Rick Figueroa CEO Patron Partners Wealth Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	Will Odland Founder, Financial Advisor Fidelis Financial LLC	Matthew Bonito Financial Advisor Upward Management Group
Jacob Chandler Owner Chandler Wealth Management Inc.	Aaron Hoffman Wealth Advisor Hoffman Wealth Management Group, LLC.	Johnny Yun Senior Vice President Yun Wealth Management

Michael Pemberton Financial Advisor Strategic Stewardship	John Ruzza Senior Advisor/CFP MainStreet Financial Advisors	Bruce Holt Financial Advisor UBS
Hunter Dees Genesis Investments	Luke Andrews Investment Advisor Inspire Advisors	Brian S McDowell Managing Director Oz Investing Services LLC
David Eck Wealth Advisor Oakstreet Financial	Joseph Allen Financial Advisor Inspire Advisors	James Jon Benet Financial Advisor Triumphant Portfolio Mgmt LLC
Christopher Hull Financial Advisor CFD Investments	Michael Smith Wealth Advisor Kingdom Focused Financial	George Williams Financial Advisor WSI Financial Partners, LLC
Michael Graef Financial Planner Christian Wealth Management	Mark Trice Financial Advisor ClearVista Financial	Luke Zumbusch Financial Advisor Inspire Advisors
Jay Richardson Founder Kingdom Wealth Stewards	Laura Simpson Financial Advisor PAX Financial Group, LLC	Derek Mauldin Financial Advisor Kingdom Focused Financial
William Haider Investment Solutions Rep. Fidelity Investments	Christopher Murray President Murray Financial Group	Mary Nelson Associate Wealth Advisor Schwab Wealth Advisory
Brent Hoffman Financial Advisor Fifteen:22 Financial Partners	Terry Prather Wealth Advisor United Capital Financial Advisors	Matthew Baldini Wealth Advisor Inspire Advisors-The Chandler Team
Thad Allen Financial Advisor Smith Moore & Co.	Ron Harczak CFP, CKA, Principal Steward Guide Wealth Partners	Derek Hastings Financial Advisor Inspire Advisors
Chris Pagotto Client Portfolio Manager Kingdom Focused Financial	Daniel Allen Financial Advisor Smith Moore & Company	Matt Conrad Relationship Manager Carson Wealth

Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Inspire Investing is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Tim Schwarzenberger, Director of Corporate Engagement at Inspire Investing, via email at tim.schwarzenberger@inspireinvesting.com.